CAMPBELL ALTERNATIVE ASSET TRUST
                         MONTHLY REPORT - DECEMBER 2009
                                   -----------


                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------


Net Asset Value (19,979.482 units) at November 30, 2009        $    31,786,802
Additions of 136.516 units on December 31, 2009                        209,904
Redemptions of (1,253.848) units on December 31, 2009               (1,927,892)
Offering Costs                                                         (23,112)
Net Income - December 2009                                          (1,043,640)
                                                               ---------------

Net Asset Value (18,862.150 units) at December 31, 2009        $    29,002,062
                                                               ===============

Net Asset Value per Unit at December 31, 2009                  $      1,537.58
                                                               ===============


                           STATEMENT OF INCOME (LOSS)
                           --------------------------


Income:
  Gains (losses) on futures contracts:
    Realized                                                   $      (214,591)
    Change in unrealized                                              (619,717)

  Gains (losses) on forward and options on forward contracts:
    Realized                                                         1,628,438
    Change in unrealized                                            (1,756,586)
  Interest income                                                       (1,460)
                                                               ---------------

                                                                      (963,916)
                                                               ---------------

Expenses:
  Brokerage fee                                                         78,186
  Performance fee                                                            0
  Operating expenses                                                     1,538
                                                               ---------------

                                                                        79,724
                                                               ---------------

Net Income (Loss) - December 2009                              $    (1,043,640)
                                                               ===============

                                 FUND STATISTICS
                                 ---------------


Net Asset Value per Unit on December 31, 2009                  $      1,537.58

Net Asset Value per Unit on November 30, 2009                  $      1,590.97

Unit Value Monthly Gain (Loss) %                                         (3.36)%

Fund 2009 calendar YTD Gain (Loss) %                                     (5.78)%



To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  Managing Owner
                                  Campbell Alternative Asset Trust

                                  Prepared without audit

Dear Investor,

2009 Closes with a Rapid Reversal in Fixed Income...

Inflationary fears subsided in December as better than expected U.S. economic data fueled equity prices higher and bond prices lower. While market participants seemed to be trading at reduced risk levels, price trends were inconsistent leading into the holiday break, causing losses for many systematic managers, including Campbell.

Enhancements to improve our agility in today's rapid market data flow environment helped dampen losses in a number of sectors this month, despite abrupt reversals in the U.S. Dollar and in Fixed Income. Gains in equity indices trading also helped to dampen losses.

Commodity trading was mixed as cold weather in the U.S. led to volatility in the energy complex overall. Gold traded to new all-time highs in the first three days of the month only to drop over 10% from that high as the U.S. Dollar began its rise.

Although 2009 performance is in line with industry returns, we, like you, are disappointed in the lack of strong absolute returns. This difficult period for the industry comes in the aftermath of recent Campbell underperformance, which tends to overshadow Campbell's overall performance to investors during its 38-year history, where every drawdown heretofore was erased by new highs.

Considering the gravity and complexity facing the U.S. and the world in 2010, it is hard to think of a more potentially favorable environment for managed futures and Campbell & Company. Our ongoing commitment to innovation of our systematically applied discipline will navigate Campbell through the exciting challenges that 2010 suggests it will provide and, hopefully, back to levels of expected relative and absolute performance.

Happy New Year to you and yours, and best wishes for good health, happiness, and prosperity.

Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
Managing Owner
Campbell Alternative Asset Trust